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ANNUAL AUDITED REPORT
FORM X-17A-5   Section
PART III   FEB 2 8 2017

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SEC FILE NUMBER
8-45389

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

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<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

20 West 55th Street

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad   (212) 262-5800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's PC

(Name – if individual, state last, first, middle name)

57 West 38th Street, 3rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Flakstad _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie Inc _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended.
These financial statements are the responsibility of Carnegie Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, IV, V and VI has been subjected to audit procedures performed in conjunction with the audit of Carnegie Inc.'s financial statements. The supplemental information is the responsibility of Carnegie Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V and VI is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 22, 2017

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets

Cash	$	6,265,513
Commissions Receivable		724,896
Prepaid Income Taxes		165,454
Prepaid Expenses		134,007
Total Current Assets		7,289,870

Fixed Assets

Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $ 680,191	385,678

Other Assets

Other Receivable	49,700
Deferred Income Tax Benefit	1,529,240
Total Other Assets	1,578,940

TOTAL ASSETS	$	9,254,488

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable and Accrued Expenses	$	2,460,209
Deferred Rent		72,777
Total Current Liabilities		2,532,986

Stockholder's Equity

Common Stock - $0.01 par value;	
100 shares authorized issued and outstanding	1
Paid-in Capital	3,999,999
Retained Earnings	2,721,502
Total Stockholder's Equity	6,721,502

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,254,488

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commission Income	$ 6,557,135
Fee Income	2,799,590
Foreign Exchange Loss	(23,621)
Total Revenue	9,333,104
Expenses	
Settlement Costs	3,139,892
Salaries	4,452,846
Office Rent and Utilities	419,004
Commercial Rent Tax	9,643
Payroll Taxes	151,199
Employee Benefits	555,318
Insurance	57,845
Research	8,101
Depreciation	75,467
Repairs and Maintenance	21,898
Office Expenses	36,288
Telephone and Communication	921,882
Machine Rental and Maintenance	51,428
Professional and Legal Fees	261,945
Travel and Entertainment	635,121
Regulatory Fees	19,673
Dues and Subscription	37,169
Charitable Contribution	2,153
Miscellaneous	18,881
Payroll Service Charge	4,635
Seminars	724
Total Expenses	10,881,112
Loss Before Provision for Income Taxes	(1,548,008)
Provision for Income Taxes	(63,312)
Income Tax Benefit	685,703
Total Income Tax Provision	622,391
Net Loss	$ (925,617)

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2016	$ 1	$ 3,999,999	$ 3,647,119	$ 7,647,119
Net Loss	0	0	(925,617)	(925,617)
Balances, December 31, 2016	$ 1	$ 3,999,999	$ 2,721,502	$ 6,721,502

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities

Net Loss	$	(925,617)
Adjustments to Reconcile Net Loss to Net Cash Used In		
Operating Activities:		
Depreciation		75,467
Increase in Commissions Receivable		(68,193)
Decrease in Prepaid Income Taxes		11,864
Decrease in Prepaid Expenses		28,913
Increase in Deferred Income Tax Benefit		(575,677)
Increase in Other Receivables		(49,700)
Decrease in Accounts Payable and Accruals		(71,693)
Increase in Deferred Rent		41,699
Net Cash Used in Operating Activities		(1,532,937)

Cash Flows From Investing Activities

Purchase of Fixed Assets		(3,388)

Cash Flows From Financial Activities

Net Decrease in Cash		(1,536,325)
Cash and Cash Equivalents January 1, 2016		7,801,838
Cash and Cash Equivalents December 31, 2016	$	6,265,513

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:

Taxes	$	-

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the failed trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets
Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Tax Uncertainties
Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2016

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax Uncertainties (Continued)
Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 8). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation:
Amounts recorded in foreign currency are translated into United States dollars as follows:
(a)   Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b)   Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c)   Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates
Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated absences:
Compensated absences for sick pay and personal time have not been accrued since the Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 3 - CASH

Only $250,000 of cash held at TD Bank is FDIC insured, $6,148,399 was not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions' receivable represents the net amount that arises in the normal course of business. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest. There were no accounts over 90 days past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2016, commissions receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

The amount of $724,896 represents the amount due from related companies net of settlement costs as follows:

Carnegie Investment Bank AB	$513,356
Carnegie Bank A/S	58,810
Carnegie ASA	152,730
	$724,896

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit of loss is reflected in income in the period incurred.

The following is a summary of the property and equipment, and the related accumulated depreciation as of December 31, 2016:

Cost

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 907,412	$ 3,388	$ ---	$ 910,800
Leasehold Improvements	155,069	---	---	155,069
	$1,062,481	$ 3,388	$ ---	$1,065,869

Accumulated Depreciation

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 587,451	$ 60,929	$ ---	$648,380
Leasehold Improvements	17,273	14,538	---	31,811
	$ 604,724	75,467	$ ---	$680,191

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2016, contributions to the plan charged to operations were $242,262 and are included in employee benefits. Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2025. Future minimum rental commitments for this operating lease are as follows:

2017	$ 340,281
2018	347,937
2019	355,766
2020	374,521
2021	388,323
Thereafter	1,636,377
	$3,443,205

Rent expense for the year totaled $374,396.

NOTE 8 - INCOME TAXES

The major components of income tax expense for the year ended December 31, 2016 are as follows:

Current Income Tax Expense	$17,300
Adjustments in respect of Deferred Income Tax of Prior Years	52,428
Adjustments in Respect of Income Tax of Previous Years	(6,416)
Income Tax Expense Reported on Financial Statements	$63,312

Deferred income tax at December 31, 2016 relates to the following:

Charitable Contributions Carry Forward	$ 964
Accelerated Depreciation for Tax Purpose	(56,946)
Deferred Compensation	549,841
Deferred Rent	32,899
Federal, State/Local Net Operating Losses	1,002,482
Deferred Income Tax Reported on Financial Statements	$1,529,240

NOTE 8 - INCOME TAXES (CONTINUED)

The following temporary differences gave rise to the deferred tax: reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of book depreciation over tax depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income taxes represent an overpayment of Federal, State and local income tax that will be applied to the 2017 tax liability. The overpayment is attributable to amounts credited from prior years and applied to the year 2016 estimated taxes.

Carnegie incurred Net Operating Losses in years 2009, 2010, 2012, 2015 and 2016. The Net Operating Losses for 2009, 2010, 2012 and 2015 were utilized for Federal income tax only. New York State and New York City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are Federal, New York State and New York City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
Federal	$ 799,527	2016	2036
New York State	1,041,433	2009	2029
	2,242,843	2010	2030
	1,747,985	2012	2032
	13,191	2015	2035
	832,216	2016	2036
New York City	983,188	2009	2029
	2,234,239	2010	2030
	1,739,374	2012	2032
	1,867	2015	2035
	832,716	2016	2036

The Federal, New York State and New York City income tax returns of the Company for 2013 through 2016 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 9 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission Income	Trading Gain(Loss)	Currency Gain (Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$4,165,093	$(130,968)	$(22,703)	$2,052,081
Carnegie Bank A/S	1,415,424	6,855	6,845	588,984
Carnegie ASA	1,105,528	(4,798)	(7,763)	498,827

Accounts Payable as of December 31, 2016 includes $141,298 payable to Carnegie Investment Bank AB.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $525,536. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

IT Expenses	$ 97,383
Reuter Expense	32,338
Fix Order Routing	114,364
Exchange Expense	102,038
Sofware Licensing	9,756
Consulting Services	158,607
Miscellaneous	11,050
Total	$525,536

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, none of the financial instruments are held for trading purposes.

Concentration of Credit Risk:
The credit risk for commission's receivable is concentrated because 100% of the balances due are from three related parties (see note 4 and 9). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

Revenue Concentration
Revenue for the year ended December 31, 2016 includes revenue from three related parties, (see notes 4 and 9) which accounted for approximately 76% of the total revenues.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 22, 2017, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2016, Carnegie had net capital of $3,732,497 which was $3,482,497 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital $ 6,721,502

Deductions and/or Charges
Non-allowable Assets:
Petty Cash   30
Commissions Receivable   724,896
Prepaid Income Taxes   165,454
Prepaid Expenses   134,007
Furniture, Equipment and Leasehold Improvements   385,678
Other Assets   1,578,940

Total Deductions and/or Charges $ 2,989,005

Net Capital before Haircuts on Securities Positions (Tentative Net Capital)   3,732,497

Haircuts on Investment Securities   0

Net Capital $ 3,732,497

Aggregate Indebtedness
Items Included in Statement of Financial Condition:
Accounts Payable and Accrued Expenses $ 2,460,209
Deferred Rent   72,777

Total Aggregate Indebtedness $ 2,532,986

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT
2 percent of aggregate debit items (or $250,000, if greater) as shown in
Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the
date of net capital computation

Capital Requirement of Broker, Dealer Electing Alternative Method   250,000

Total Net Capital Requirement $ 250,000

Excess Net Capital $ 3,482,497

Net Capital in excess of the greater of: 5 percent of aggregate debit items or
120% of minimum net capital requirement $ 3,432,497

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report $ 3,732,497

Net Capital per above $ 3,732,497

SCHEDULE II

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Credit Balance:

- Free credit balances and other credit balances in customers' security accounts. $ 0
- Monies borrowed collateralized by securities carried for the account of customers.   0
- Monies payable against customers' securities loaned.   0
- Customers' securities failed to receive.   0
- Credit balances in firm accounts which are attributable to principal sales to customers.   0
- Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.   0
- Market value of short security count differences over 30 calendar days old   0
- Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.   0
- Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.   0

Debit Balance:

- Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.   0
- Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.   0
- Failed to deliver of customers' securities not older than 30 calendar days.   0
- Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.   0
- Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule   0

       Total Credits   0

       Total Debits   0

- Excess of total credits over total debits. $ 0

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

There are no material differences between the preceding computation and Carnegie's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

1.   Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.) $ 0

A.   Number of items $ 0

2.   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ 0

A.   Number of items $ 0

SCHEDULE V
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2016

As Carnegie, Inc. is not registered as a futures commission's merchant, this schedule is not applicable.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION AMOUNTS AND FUNDS HELD IN SEPARATE
ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2016

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON CARNEGIE, INC'S EXEMPTION REPORT

FOR THE PERIOD OF

JANUARY 1, 2016 TO DECEMBER 31, 2016



RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Carnegie Inc. Exemption Report, in which (1) Carnegie Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k) (2)(i) (the "exemption provisions") and (2) Carnegie Inc. stated that Carnegie Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 22, 2017



Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date 2/22/17

CARNEGIE, INC.

20 WEST 55TH STREET
NEW YORK, NY 10019

TEL   (212) 262 5800
FAX   (212) 265 3946

MEMBER OF THE NASD • A PART OF THE CARNEGIE GROUP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED – UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2016



RegenBenzMacKenzie

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Carnegie Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Carnegie Inc., SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of Form SIPC-7. Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, NY
February 22, 2017

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2016 TO DECEMBER 31, 2016

SIPC-7 - General Assessment:	$ 23,655
Amount paid to SIPC:	
July 27, 2016	12,153
February 17, 2017	11,502
Total Payments:	$ 23,655